authID Inc.

1580 North Logan Street

Suite 660, Unit 51767

Denver, CO 80203

(516) 274-8700

September 14, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney

Re:	authID Inc.
Registration Statement on Form S-1
File No. 333-274437

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), authID Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Friday September 15, 2023, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our outside securities counsel, by calling Stephen Fleming, Esq., at (516) 902-6567.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

authID Inc.

By:	/s/ Rhoniel Daguro
Name: Title:	Rhoniel Daguro Chief Executive Officer